UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

______________________________________________________________________

Name:	STEADFAST ALCENTRA GLOBAL CREDIT FUND

Address of Principal Business Office (No. & Street, City, State, Zip Code):

18100 Von Karman Avenue

Suite 500

Irvine, CA 92612

Telephone Number (including area code):	(949) 852-0700

Name and address of agent for service of process:

Christopher Hilbert
Chief Executive Officer
18100 Von Karman Avenue
Suite 500
Irvine, CA 92612
(949) 852-0700

(Name and Address of Agent for Service)

Copies to:

Heath D. Linsky, Esq.
Lauren B. Prevost, Esq.
Owen J. Pinkerton, Esq.
Morris, Manning & Martin, LLP
1600 Atlanta Financial Center
3343 Peachtree Road, N.E.
Atlanta, Georgia 30326-1044
(404) 233-7000

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

Yes ☒ No ☐

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the city of Irvine and State of California on the 3rd day of November, 2016.

STEADFAST ALCENTRA GLOBAL CREDIT FUND

By:	/s/ Christopher Hilbert
Name:	Christopher Hilbert
Title:	Chief Executive Officer

Attest:	/s/ Richard D. Gann
Name:	Richard D. Gann